EXECUTIVE COMPENSATION

The following table sets forth current and long-term compensation information for each of the last three fiscal years of the Chief Executive Officer and each of the other executive officers whose salary and bonus for the fiscal year 1996 exceeded the disclosure threshold established by the Securities and Exchange Commission.


                          SUMMARY COMPENSATION TABLE

                                                                                              Long Term
                                                   Annual Compensation                        Compensation
                                                   -------------------                        ------------
                                                                                              Restricted             All Other
                                                                                              Stock                  Compensa-
Name and Principal Position (5)         Year       Salary($)(1)           Bonus($)(2)         Awards($)(3)           tion($)(4)
-------------------------------         ----       ------------           -----------         ------------           ----------
Andrew Lozyniak, Chairman of            1996       351,489                --                    --                     14,792
the Board and President..............
                                        1995       341,802                --                    --                     14,250
                                        1994       333,316                --                    147,500                11,888
Henry V. Kensing, Vice                  1996       182,568                10,000                --                      5,831
President, General Counsel,
Secretary and a Director.............
                                        1995       177,536                10,000                --                      5,651
                                        1994       173,123                10,000                110,625                 5,405
Patrick J. Dorme, Vice                  1996       151,749                10,000                --                      4,571
President-Finance, Chief
Financial Officer and a
Director ............................
                                        1995       147,566                10,000                --                      4,431
                                        1994       143,898                10,000                110,625                 4,248


(1) Includes salaries deferred in 1996 under the DCA Savings and Investment Plan pursuant to Section 401(k) of the Internal Revenue Code (see Savings and Investment Plan below).


(2) Includes bonuses paid to the executives shown in the table in the last three years pursuant to the Company's incentive performance plan. The Board of Directors has determined to continue for 1997 a policy of awarding bonuses on the basis of results on both an overall and divisional basis, and on individual performance as described in the Report of the Compensation Committee included herein.

(3) The number of restricted shares awarded in 1994 under the Plan to the executives named were as follows: Mr. Lozyniak, 10,000; Mr. Kensing, 7,500; Mr. Dorme, 7,500. The value of the restricted stock awards in 1994 was determined by multiplying the fair market value of the Company's common stock on the date of grant by the number of shares awarded. As of December 31, 1996, the number and value of aggregate restricted stock award holdings were as follows: 6,000 shares ($169,500) by Mr. Lozyniak; 4,500 shares ($127,125) by Mr. Kensing and 4,500 shares ($127,125) by Mr. Dorme. (Footnotes continued on following page)

(Footnotes continued from preceding page)


         Restrictions lapse each year after the first year with respect to 20% of the shares awarded in prior years under the Plan and cash bonuses are paid to the holders thereof as called for by the Plan. The aggregate amount of cash compensation paid, in 1996, 1995, and 1994, for the executives named is as follows:

Mr. Lozyniak........   1996    $99,000   1995   $95,750    1994     $26,500
Mr. Kensing.........   1996    $62,250   1995   $59,438    1994     $13,250
Mr. Dorme...........   1996    $62,250   1995   $59,438    1994     $13,250


         Pursuant to the Plan, regular cash dividends are paid to holders of restricted stock awarded under the Plan.

         This Plan has a change of control provision under which, upon a change of control of the Company, all restrictions on shares awarded under the Plan will lapse and cash bonuses will be paid on those shares.

(4) Includes the amounts contributed under the 401(k) Plan by the Company and the imputed income value of the term life insurance portion of the coverage under "split-dollar" life insurance policies.

(5) EMPLOYMENT AGREEMENTS. As of February 1, 1996, the Company entered into five year employment agreements with Andrew Lozyniak, Henry V. Kensing and Patrick J. Dorme.

         The Board of Directors annually reviews the contributions of Messrs. Lozyniak, Kensing and Dorme to the Company and may increase their salary rates in accordance with such contributions. In addition, such rates will be increased on March 1st of each year by no less than the annual percentage increase in the consumer price index for the prior calendar year.

         The employment agreements of such individuals may be terminated by the Company for cause. In the event of disability, each such employee shall be compensated for up to six months at full salary and up to an additional six months at no less than one-half the rate in effect at the time such disability commenced. If such disability continues beyond twelve months, the Company may terminate said disabled employee's agreement but shall be obligated to pay Mr. Lozyniak, Mr. Kensing or Mr. Dorme compensation at the rate of 40% of the regular compensation in effect at the time of such termination during the period commencing on the date of such termination and ending on the earlier of the tenth anniversary thereof or the date the employee attains age 65. If the employee dies during the employment period, the Company shall pay to the wife of Mr. Lozyniak the sum of $60,000 and of Mr. Kensing or Mr. Dorme, the sum of $50,000 per year during the period commencing on the date of the death of the employee and ending on the earlier of the tenth anniversary thereof or the death of the wife.

         In the event of merger, sale or consolidation in which the Company is not the surviving entity, or if voting control shall be obtained by any person, firm or corporation, or group of persons, firms or corporations, not in control as of February 1, 1996, each of said employees shall have the right to terminate his employment agreement upon 30 days' written notice at any time within three months after the occurrence of such event. Upon such termination, the Company or the consolidated or surviving entity shall pay the employee exercising said right, in lieu of any other further compensation, in a lump sum, undiminished by any excise tax imposed upon the receipt thereof, on the date of such termination, an amount equal to five times the sum of (a) two-thirds of the aggregate regular compensation called for by said agreement at the rate in effect at such termination, and (b) two-thirds of the largest amount earned by the employee as stock and cash bonuses for any of the five fiscal years preceding that in which termination occurs.

         If the Company terminates the agreement other than for cause or disability of the employee, it shall pay to the employee in a lump sum, undiminished by any excise tax imposed upon the receipt thereof, within 30 days of the date of termination, in lieu of any further regular compensation under the agreement, an amount equal to the sum of (a) two-thirds of the employee's regular compensation at the rate in effect at the time of such termination, from the date of such termination to the last day of the employment period called for by the agreement and (b) two-thirds of the largest amount earned by the employee as stock and cash bonuses for any of the five fiscal years preceding that in which termination occurs multiplied by the number of years and/or fraction thereof then remaining in the employment period called for by the agreement.

         The Company also agrees not to endanger in any way, during the term of said agreements, any benefit available to said employees under the "split-dollar" life insurance policies on their lives and to continue to pay the premiums thereon during such period and in the event of a change of control. The agreements also contain provisions calling for payment of legal fees to said employees if they are required to enforce the agreements against the Company or a successor and for reimbursement of premiums for health insurance coverage for said employees and their spouses and any dependents for up to ten years after retirement.

         The Company also agrees to pay each of the employees supplementary retirement benefits described below under the captions "Pension Benefits" and "Savings and Investment Plan." Such benefits shall be secured over the term of the employment agreements by annual contributions by the Company to a trust established in 1996 in compliance with Internal Revenue Service Revenue Procedure 92-64. In January 1997, 11,000 shares of the common stock of the Company from its treasury stock were contributed to the trust to secure payment of benefits accruing for the first two years of the term of the employment agreements. The amount and kind of assets to be contributed to the trust shall be determined, and Company common stock held by the trust shall be voted by the Compensation Committee of the Board of Directors.


         In addition, the executive officers received other non-cash compensation, not otherwise described in this proxy statement, such as perquisites, but the aggregate amount thereof did not exceed the lesser of $50,000 or 10% of the total salary and bonus for each of the persons named in the Table.


PENSION BENEFITS

         The estimated annual benefits payable upon retirement at normal retirement age and the years of credited service as of January 1, 1997 under the Company's Retirement Plan for Employees (the "Pension Plan") for the individuals named in the Executive Summary Compensation Table above and for all the executive officers of the Company as a group are as follows:

                                              Estimated        Years of
                                              Annual           Credited Service
                                              Retirement       As of
                                              Benefits         January 1, 1997
                                              ----------       ----------------
Andrew Lozyniak ............................  $119,970         35
Patrick J. Dorme ...........................  $ 80,500         28
Henry V. Kensing ...........................  $ 38,760         12
All executive officers as a group
 (consisting of 4 people) ..................  $295,255


------------

         The latest available actuarial present value of normal retirement benefits for all employees who are participants in the Pension Plan is $18,003,643.

         Under the Pension Plan, the retirement benefit, payable at normal retirement or current age, is equal to the sum of (A) and (B) below:

                  (A) Past Service Benefit--equal to .7% of 1975 earnings up to $7,800 plus 1.4% of the excess multiplied by credited service prior to December 31, 1975.

                  (B) Future Service Benefit

                           (i) equal to 1% of annual earnings up to the Social
                  Security Wage Base plus 2% of the excess, for each year of credited service after January 1, 1976 and prior to December 31, 1988.

                           (ii) equal to 1.1% of annual earnings up to the
                  Social Security Wage Base plus 1.45% of the excess, for each year of credited service after December 31, 1988, or

                           (iii) equal to 1.45% of annual earnings up to the
                  Social Security Wage Base plus 1.80% of the excess (in lieu of the benefit under (ii) above) for up to ten years of credited service in excess of 25 years (but such higher benefit to be earned no earlier than in the plan year ended December 31, 1989).

         For purposes of the Pension Plan, covered earnings for the named Executive Officers are essentially equivalent to the amount reported as salary in the Annual Compensation section of the Summary Compensation Table above.

         The minimum annual benefit for Greenwich office employees who have completed 20 or more years of service is 50% of the three-year average salary, not including bonuses, for the years immediately preceding a participant's actual retirement date. The maximum annual retirement benefit for 1996 under the Pension Plan is $120,000 ($125,000 for 1997). The Pension Plan has been amended and restated to comply with the requirements of the Tax Reform Act of 1986. Such amendments, which are retroactive to January 1, 1989, have reduced retirement benefits earned by the executive officers of the Company for service after that date and have also eliminated the minimum annual Greenwich office benefit for such executive officers as of that date. In addition, the estimated annual retirement benefits reflect the additional requirements of the 1993 Tax Act limiting to $150,000 ($160,000 for 1997) the amount of compensation which may be taken into account in calculating benefits under the Plan.

         The February 1, 1996 employment agreements provide for supplemental retirement benefits for Messrs. Lozyniak, Dorme and Kensing to restore benefits generally available to employees in the Greenwich office of the Company under the Pension Plan and the Savings and Investment Plan referred to below but which are not available to them because of the above mentioned tax law changes and limitations. Under the employment agreements, the Company will provide additional retirement benefits, payable in an actuarially determined lump sum at retirement, equal to the difference between the benefits the executives will receive under the Pension Plan and the benefits they would have received thereunder but for the tax law changes and limitations. The estimated annual benefits under the retirement benefit restoration provision of the employment agreements, when added to the benefits under the Pension Plan referred to on page 8, and assuming the executives were to retire at the end of the term of the agreements, produce the following total annual estimated retirement benefits for the executives:

Andrew Lozyniak.....................................................  $175,744
Patrick J. Dorme....................................................  $ 80,642
Henry V. Kensing....................................................  $ 80,027



SAVINGS AND INVESTMENT PLAN

         Effective January 1, 1985, the Company implemented a Savings and Investment Plan for all employees not covered by collective bargaining agreements which qualified as a profit sharing plan under Section 401(k) of the Internal Revenue Code ("401K Plan"). The 401K Plan allows eligible employees to defer up to 18% of their pay until retirement, death, disability or the occurrence of certain other events. Under the 401K Plan, the Company makes basic matching contributions, in cash (in which the employee is immediately fully vested), of $1.00 for every $1.00 of pay deferred up to 2% of pay, and also may match, in cash or in shares of the Company's common stock, at the Company's option, all or part of additional deferrals of pay up to 6% of pay, depending on the Company's current results of operations and forecasted business conditions. Since inception of the Plan through October 31, 1991, the Company decided in each plan year to match 50% of deferrals above 2% of pay up to 6% of pay in Company shares. Such additional matching contributions vest if and when the employee completes five (5) years of service with the Company.

         Under the Tax Reform Act of 1986, the amount of pay employees may defer under the Plan must be limited to $9,500 in 1996 and $9,500 in 1997 for the Plan to retain its tax-qualified status. The tax laws have also imposed a limit of $150,000 ($160,000 in 1997) on pay available for deferral and matching by the Company under the 401K Plan. The employment agreements with Messrs. Lozyniak, Dorme and Kensing provide for payment to each of the executives at retirement of an amount equal to 2% of the excess of his base salary over $150,000 ($160,000 in 1997) in each year of the term of the agreements, together with interest at 8% on these amounts.

         Under the Plan, all contributions of employees and all Company matching contributions which are made in cash are invested either in guaranteed investment contracts issued by insurance companies or other financial institutions and/or in mutual funds, in accordance with the choice of the contributing employee.


1980 RESTRICTED STOCK AND CASH BONUS PLAN

         All officers and directors who are employees of the Company are also eligible to participate in the 1980 Restricted Stock and Cash Bonus Plan (the "Restricted Stock Plan"). The Restricted Stock Plan, as approved by the shareholders on May 1, 1981, and as amended by them on May 6, 1988 to replenish the 148,567 shares granted from 1981 to 1988, provides for the award or sale of so-called "restricted stock", which is governed by Section 83 of the Internal Revenue Code, to key executive personnel of the Company or any subsidiary. The total number of shares of Common Stock which may be subject to the Restricted Stock Plan may not exceed 400,000 shares (subject to adjustment in certain events as described below).

         The Restricted Stock Plan is administered by the Compensation Committee elected by the Board of Directors, presently consisting of four directors of the Company, each of whom shall be ineligible to participate in the Restricted Stock Plan and shall be a "non-employee director" as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934.


         In accordance with the terms of the Restricted Stock Plan, the Committee shall select participants from among those officers and key management executives who are full-time employees of the Company or any subsidiary. Criteria for selection include: level of responsibility, performance, potential, salary, bonuses, prior grants of stock options, and similar considerations. Having selected eligible participants the Committee will offer such persons the right to acquire by award or purchase a certain number of shares of Common Stock on such terms and at such price, if any, as it deems appropriate. Shares acquired by offerees pursuant to the Restricted Stock Plan are subject to the restriction that, during the period of five years after the date of acquisition, the participant may not sell, transfer, or otherwise dispose of such shares as to which the restrictions shall not have lapsed unless he or she shall first have offered such shares to the Company for repurchase. The restrictions lapse as to 20% of the shares acquired pursuant to the Restricted Stock Plan in each year following the acquisition of the shares after the first year. In addition, within five years following the date shares were acquired, upon termination of the participant's employment for any reason, including the participant's death or disability, the Company is required to repurchase and the participant is required to sell, at no cost to the Company if the shares were awarded or at their original purchase price if the shares were purchased, all shares as to which the restrictions shall not have lapsed. In the event of a change in control of the Company not approved by the directors in office prior to such change in control, all restrictions upon the transfer of such shares shall lapse.


         As soon as practicable after the restrictions as to any shares have lapsed, the Company shall pay a cash bonus to the participant equal to the fair market value of such shares as of the date of such lapse if such shares were awarded or equal to the excess of the fair market value thereof as of the date of such lapse over the original purchase price of such shares if such shares were purchased. The cash bonus is intended to defray the federal income tax payable at the time restrictions on transfer lapse. The Company may pay up to five such cash bonuses to any participant, but in no event shall the aggregate of such cash bonuses payable to any participant be greater than a sum equal to twice the fair market value of such shares on the date they were originally acquired.

         In the event of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of shares for other securities, the Restricted Stock Plan provides for appropriate adjustment by the Committee of the total number of shares which may be offered for award or purchase under the Plan and in the price, if any, paid for shares under the Plan.

         The Restricted Stock Plan terminates upon the award or sale of all of the shares available under the Plan. The Board of Directors may terminate or amend the Restricted Stock Plan but may not, without approval by vote of the holders of a majority of the shares of Common Stock present in person or by proxy at a meeting of shareholders duly called, increase the number of shares reserved for the Plan.

         There is no limit to the number of shares that may be granted to any individual or to the officers and directors of the Company as a group. Each participant will be required to give a representation in writing that he or she is acquiring the shares of Common Stock under the Restricted Stock Plan for his or her own account as an investment and not with a view to, or for sale in connection with, any distribution thereof. The approximate number of key employees which it is estimated will participate in the Restricted Stock Plan at any one time is no more than 35.

         No shares were awarded in 1996 under the Restricted Stock Plan.

         In 1996, restrictions lapsed with respect to 20% of the shares awarded in prior years under the Restricted Stock Plan and cash bonuses were paid to the holders thereof as called for by the Plan.



                     ------------------------------------



                     REPORT OF THE COMPENSATION COMMITTEE

         The Compensation Committee of the Board of Directors, comprised of Russell H. Knisel (Chairman), Harold Cohan, Frank A. Gunther and Saul Sperber, submits this report on Executive Compensation to the Company's stockholders.

         The Compensation Committee of the Board of Directors believes it has implemented programs of executive compensation established to achieve the following objectives:

                  1.       Attract and retain key executives and managers;

                  2. Align the financial interests of those key executives and managers with those of the stockholders of the Company; and

                  3. Reward individual performance commensurate with Corporate performance.

         These objectives are achieved through a combination of compensation arrangements including base salary, annual cash incentive compensation and long-term incentive compensation through restricted stock and cash bonus awards, in addition to medical, pension and other benefits available to employees in general. The three principal components of Executive Officer compensation at the Company are base salary, the Incentive Performance Plan and the 1980 Restricted Stock and Cash Bonus Plan.

         The Compensation Committee each year reviews the recommendations of the Chief Executive Officer as to the amount of his proposed base salary, cash incentive and long term compensation, if any, and that for the Company's other executive officers. Factors considered by the Chief Executive Officer in making his recommendations are typically subjective, such as his perception of the individual's performance, any planned change in functional responsibility and unusual contributions to the Company, as well as the objective criterion of the Company's financial performance. Each of the members of the Compensation Committee has many years of experience in business, industry and financial and corporate affairs and utilizes that experience and his knowledge of the Company's several lines of business in considering the recommendations of the Chief Executive Officer and in making the final determinations on executive compensation.

                                  BASE SALARY

         The base salaries of the named Executive Officers of the Company are as set forth above in the Summary Compensation Table and in the outline of their Employment Agreements dated as of February 1, 1996. Since commencement of the terms of the predecessor Employment Agreements on February 1, 1991, the compensation rates for the named Executives, including the Chief Executive Officer, have been increased each year only to the extent of the annual percentage increase in the consumer price index for the prior calendar year.


                          INCENTIVE PERFORMANCE PLAN

         The Board of Directors has a policy of awarding bonuses on the basis of results on both an overall and divisional basis plus individual performance. As indicated in the above Summary Compensation Table, no bonus was awarded to the Chief Executive Officer during the last three years under the Incentive Performance Plan. The Chief Financial Officer and the General Counsel were awarded bonuses under the Plan in 1994, 1995 and 1996. The principal criterion for a bonus award under that Plan is financial performance, although the Plan by its terms does not limit itself to that criterion.

                     RESTRICTED STOCK AND CASH BONUS PLAN

         The 1980 Restricted Stock and Cash Bonus Plan is outlined in detail above. The Plan provides for equity participation as a key part of the Company's executive compensation program for motivating and rewarding executives and managers over the long term. Awards of restricted stock have provided an important link between the executives and the stockholders of the Company. The key employees selected for share awards under the Plan in 1994 were those who have contributed to the success of the Company and are expected to contribute materially to its success in the future. The number of shares awarded in 1994 to the named Executive Officers, their market value, vesting and related cash bonuses paid are set forth in the above Summary Compensation Table and footnote (3) thereto. The awards to the named Executive Officers in 1994 were in recognition of their effective performance, particularly in connection with the favorable settlement of a portion of the Fermont Division's claim against the Government for an equitable adjustment under its 3KW generator set contract. There were no awards of restricted stock to the named Executive Officers under the Plan in 1995 and 1996.

                                        Respectfully submitted,

                                        Dynamics Corporation of America
                                          Compensation Committee

                                        /s/ Russell H. Knisel

                                        Russell H. Knisel, Chairman

                                        /s/ Harold Cohan

                                        Harold Cohan

                                        /s/ Frank A. Gunther

                                        Frank A. Gunther

                                        /s/ Saul Sperber

                                        Saul Sperber